

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 27, 2017

<u>Via E-Mail</u>
Michael J. Ulrich
Vice President & Trust Officer
The Bank of New York Mellon Trust Company, N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

> **Re: MV Oil Trust**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed March 14, 2017**
> **File No. 001-33219**

Dear Mr. Ulrich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2016</u>

<u>Business, page 6</u>

<u>Proved Reserves of MV Oil Trust, page 15</u>

1.   Please expand your disclosure to provide an explanation for the material changes in the net quantities of your proved undeveloped reserves that occurred during the year. Your disclosure should reconcile the overall change for the line item by separately identifying and quantifying each factor, including any offsetting factors, that contributed to a material change in your proved undeveloped reserves so that the change in net reserves between periods is fully explained. For example, for revisions in previous estimates, identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or the removal of proved undeveloped

locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

2. Please tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2016 are not scheduled to be developed within five years of the initial disclosure of such reserves. Please note that the overall development timing should take into consideration the dates that the reserves were initially disclosed in any of your prior filings. For further guidance on the five year criteria, refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Item 1203(d) of Regulation S-K.

If any of the proved undeveloped reserves reported as of December 31, 2016 are scheduled to be developed beyond five years since initial disclosure, please specify the net quantities of such reserves and explain the reasons and specific circumstances that you believe support the continued disclosure of these as proved reserves. Refer to the answer to the question 131.03 in the Compliance and Disclosure Interpretations (C&DIs). You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. You may contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources